Building wealth through developing and operating major copper & gold mines

TASEKO APPOINTS NEW VICE PRESIDENT, OPERATIONS

September 27, 2010, Vancouver, BC – Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") is pleased to announce the appointment of Mr. David Rouleau as Vice President, Operations. Mr. Rouleau will be responsible for overseeing all operational aspects of the Gibraltar Mine as well as the development and ultimate operation of the Prosperity Mine.

Mr. Rouleau has over two decades of experience in the mining and oil and gas industries. He holds a Bachelor of Science Mine Engineering Degree from the South Dakota School of Mines and a Mining Technology Diploma from Haileybury School of Mines.

Prior to joining Taseko, Mr. Rouleau was a key member of Canadian Natural Resources senior management team developing the $10 billion Horizon Oil Sands Project in Fort McMurray, Alberta. Mr. Rouleau was responsible for all aspects of the 200 million tonne per year mining operation supporting 110,000 barrels per day of synthetic crude oil production.

Mr. Rouleau’s background also includes 17 years with Teck Cominco in various mine operations and engineering roles.

John McManus
Senior Vice President, Operations

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com